Filed Pursuant to Rule 424(b)(5)

Registration No. 333-297729

Amendment No. 1 dated September 29, 2026

To Prospectus Supplement dated September 25, 2026

(To Prospectus dated August 10, 2026)

Up to $100,000,000

BOXABL Inc.

Class A Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends the prospectus supplement of BOXABL Inc. (the “Company,” “we,” “us” or “our”), dated September 25, 2026 and filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2026 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Prospectus Supplement”), relating to the offer and sale from time to time of shares of our Class A common stock, par value $0.0001 per share (the “Common Stock”), having an aggregate offering price of up to $100,000,000 pursuant to the ATM Sales Agreement, dated September 25, 2026, by and among the Company and Virtu Americas LLC, A.G.P./Alliance Global Partners, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, Maxim Group LLC and Roth Capital Partners, LLC. This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated August 10, 2026 (the “Base Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Base Prospectus, including any amendments or supplements thereto.

This Amendment is being filed solely to correct (1) the date on which our registration statement on Form S-3 (File No. 333-297729) was initially filed with the SEC, which the Prospectus Supplement inadvertently stated as September 27, 2026 rather than July 27, 2026, and (2) certain aggregate dollar amounts presented under the heading “Dilution,” consisting of our as-adjusted net tangible book value, the increase in net tangible book value attributable to new investors, our pro forma net tangible book value after giving effect to the offering and the effect of a $0.10 change in the assumed offering price, and to delete a typographical error in the dilution table. For ease of reference, the section of the Prospectus Supplement under the heading “Dilution” is amended and restated in its entirety in this Amendment to reflect these corrections, and the restated section set forth below supersedes and replaces that section of the Prospectus Supplement in its entirety.

Except as expressly set forth herein, this Amendment does not amend, update or otherwise modify the Prospectus Supplement or the Base Prospectus.

Investing in our securities involves a high degree of risk. Before making an investment decision, please read the information under “Risk Factors” beginning on page S-4 of the Prospectus Supplement, on page 4 of the Base Prospectus and under similar headings in any amendment or supplement to the Prospectus Supplement or the Base Prospectus or in any filing with the SEC that is incorporated by reference therein.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

A.G.P.	Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC	Maxim Group LLC	Roth Capital Partners

The date of this Amendment No. 1 is September 29, 2026.

DILUTION

If you invest in our Common Stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our Common Stock and the as-adjusted net tangible book value per share of our Common Stock after this offering.

Our net tangible book value as of March 31, 2026 was approximately $47.7 million, or approximately $0.20 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

After giving effect to the sale of our Common Stock in the aggregate amount of 25,125,628 at an assumed offering price of $3.98 per share, the last reported sale price of our Common Stock on Nasdaq on September 23, 2026, and after deducting commissions and estimated offering expenses payable by us, our as-adjusted net tangible book value as of March 31, 2026 would have been approximately $146.6 million, or $0.55 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.35 per share to our existing stockholders and an immediate dilution in net tangible book value of $3.43 per share to new investors purchasing shares of our Common Stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$3.98
Net tangible book value per share as of March 31, 2026	$0.18
Increase in net tangible book value per share attributable to new investors	$0.37
Pro forma net tangible book value per share after giving effect to this offering		$0.55
Dilution per share to new investors in this offering		$3.43

The table above assumes, for illustrative purposes, that an aggregate of 25,125,628 shares of our Common Stock are sold at a price of $3.98 per share, the last reported sale price of our Common Stock on Nasdaq on September 23, 2026, for aggregate gross proceeds of approximately $100,000,000. A $0.10 increase in the assumed offering price of $3.98 per share would increase our as-adjusted net tangible book value per share after this offering by $0.01 and the dilution per share to new investors by $3.52, assuming the number of shares offered by us, as set forth above, remains the same and after deducting commissions and estimated offering expenses payable by us. A $0.10 decrease in the assumed offering price of $3.98 per share would decrease our as-adjusted net tangible book value per share after this offering by $0.01 and the dilution per share to new investors by $3.34, assuming the number of shares offered by us, as set forth above, remains the same and after deducting commissions and estimated offering expenses payable by us.

The above discussion and table are based on 9,471,524 shares of our Common Stock and 232,083,710 shares of our Class B common stock, par value $0.0001, outstanding as of September 23, 2026, and excludes shares issuable upon the exercise of outstanding stock options, the exercise of outstanding warrants and the conversion of outstanding convertible securities. To the extent that any of these outstanding securities are exercised or converted, or additional shares are issued, you may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.